UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

IRIDEX CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

462684101

(CUSIP Number)

May 1, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462684101	SCHEDULE 13G/A

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stanley Manne Trust (IRS Identification No. (Federal Tax Identification Number): 107300271)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Florida, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,072,215
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,072,215
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,215
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
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Percent of Class Represented by Amount in Row (9)

9.26%*

* The percentage reported in this Schedule 13G/A is calculated based on the number of outstanding shares of Common Stock as of October 19, 2017 as set forth in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 7, 2017, i.e. 11,579,817 shares of Common Stock.

12	Type of Reporting Person (See Instructions) OO

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CUSIP No. 462684101	SCHEDULE 13G/A

Item 1.

(a)	Name of Issuer:

Iridex Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1212 Terra Bella Avenue

Mountain View

California 94043

Item 2.

(a)	Name of Person(s) Filing:

Stanley Manne Trust

(b)	Address of Principal Business Office or, if none, Residence:

3737 North East 214th Street

Aventura

Florida 33180

(c)	Citizenship:

Florida, United States of America

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

462684101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

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CUSIP No. 462684101	SCHEDULE 13G/A

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,072,215 Shares of Common Stock

(b)	Percent of class:

9.26%*

*The percentage reported in this Schedule 13G/A is calculated based on the number of outstanding shares of Common Stock as of October 19, 2017 as set forth in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 7, 2017, i.e. 11,579,817 shares of Common Stock.

(c)	Number of shares as to which the Reporting Entity has:

(i)	Sole power to vote or to direct the vote:

1,072,215 Shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

1,072,215 Shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 462684101	SCHEDULE 13G/A

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Stanley Manne Trust

/s/ Stanley Manne
Name: Stanley Manne
Title: Trustee
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